November 12, 2024

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Re:	GCL Global Holdings Ltd
Registration Statement on Form F-4
Filed September 23, 2024
File No. 333-280559

Ladies and Gentlemen:

On behalf of GCL Global Holdings Ltd. (the “Company”), referenced by CIK No. 0002002045, we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated October 16, 2024, relating to the Company’s Registration Statement on Form F-4 filed via EDGAR on September 23, 2024 (the “Registration Statement”).

The Company is concurrently submitting via EDGAR Amendment No. 3 to the Registration Statement on Form F-4 (the “Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 2 to Registration Statement on Form F-4

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 62

1.	We note you revised the column header in the table on page 62 in response to comment 1 to refer to "Historical" information. However, the balance sheet data included in these columns represents pro forma information. In this regard, we note the pro forma financial statements on page 111 include separate transaction adjustments for each of GCL and RFAC such that the disclosures here do not reflect historical financial information for these entities. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the “Selected Unaudited Pro Forma Condensed Combined Financial Information” on page 63 of Amendment No. 3 accordingly.

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2024, page 111

2.	We note from your revised disclosures on page 53 and elsewhere, GCL made an additional extension payment, for a total of six payments into the trust since December 31, 2023 and five extension payments since March 31, 2024. Please revise pro forma adjustments (C), (F) and (I) accordingly.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised pro forma adjustments (C), (F) and (I) and related disclosure on page 119 of Amendment No. 3 accordingly.

The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Cost of Revenues, page 194

3.	We note your revised disclosures in response to prior comment 6. Please further revise to provide a more substantive discussion regarding the underlying factors driving the increase in costs associated with console game compact discs and console game codes sold and the decrease in cost of game developing fee, and the impact of each of gross profit percentage.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on page 199 and 200 from the Company’s “Management’s Discussion and Analysis of Finanaical Condition and Results of Operations,” under header “Result of Operations,” and subheader “Cost of Revenue.”

Unaudited Financial Statement of RF Acquisition Corp.

Note 5. Related Party Transactions

Deferred Offering Costs, page F-43

4.	Please revise to disclose the total amount of extension fees included in deferred offering costs that were paid by GCL Global Limited.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on page F-44 of Amendment No. 3 to disclose the total amount of extension fees included in the deferred offering costs that were paid by GCL Global Limited.

Promissory Note - Related Party, page F-44

5.	We note your revised disclosures in response to prior comment 5. Please further revise to clarify, as you have on page 53 and elsewhere, that the $225,000 provided by the Sponsor on December 31, 2023 was funded by Melvin Xeng Thou Ong as part of the Director Promissory Note.

Response:  The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages F-34 and F-44 of Amendment No. 3 to clarify that the $225,000 provided by the Sponsor on December 31, 2023 was funded by Melvin Xeng Thou Ong as part of the Director Promissory Note.

Audited Financial Statements of GCL Global Limited

Note 2 - Summary of significant accounting policies

Indefinite-lived intangible assets, page F-61

6. You state in your response to prior comment 8, less popular games may be held by the company between 6 months to more than a year. Please provide us with a breakdown of game codes that are greater than one year by those that are two years, three years, four years, and five years and beyond. In addition, to the extent aging trends have fluctuated between fiscal 2023 and 2024 and to date in fiscal 2025, explain the reason for such changes.

Response:  We have supplementally provided to the Staff the aging report showing the breakdown of game codes that are less than one year, between one year and two years, and greater than two years. The Company started selling game codes in first calendar quarter of 2022 and therefore, the aging of our game codes does not extend beyond 3 years. GCL actively manages its game codes to avoid aging beyond two years.

As the aging report indicates, the percentages of game codes that are aged less than a year for the years ended March 31, 2023 and 2024, and for the six months ended September 30, 2024, were 91.7%, 84.0% and 92.3%, respectively. More than 80% of our game codes are aged within a year historically.

Game codes that are aged more than one year represented 8.3%. 16.0% and 7.7% of the total value of the game codes for the years ended March 31, 2023 and 2024, and for the six months ended September 30, 2024, respectively. Based on the forecasted demand, management decided to order more game codes at a discount for games such as Company of Hero, and Total Warhammer I during certain promotional periods. When actual demand for these games fell short of the forecasted demand during the first year, these game codes took more than a year to sell, resulting in a higher percentage of game codes aged more than one year for the year ended March 31, 2024. The percentage of game codes aged more than one year decreased from 16.0% as of March 31, 2024, to 7.7% as of September 30, 2024. This decrease was driven by the company's concerted efforts in the second year to sell the aged game codes that had accumulated during the first year. As long as the game is available and can be used by consumers, the game codes maintain their indefinite life status which the Company can sell beyond its carrying value and generate the cash flow indefinitely.

Game codes aged more than two years represented less than 1% of the total value of the game codes for the years ended March 31, 2023 and 2024, and for the six months ended September 30, 2024.

Based on the foregoing, there is no material fluctuation in the aging trend through the first six months of fiscal 2025, except for fiscal 2024. The Company does not foresee significant fluctuations in the aging trend for the remainder of fiscal 2025.

7. You state in your response to prior comment 9 that historically, the majority of sales occur shortly after the acquisition of game codes, while a portion of game codes continue to sell over an extended period of time. Clarify what is meant by "shortly after" and "an extended period of time" in your response. Also, considering the "majority" of codes are sold within a short time of acquisition, explain further how this factored into your determination that all game codes have an indefinite life.

Response: Majority of the game codes are acquired and sold within one year (as shown in the aging report) and that is what is meant by "shortly after." Some less popular games may take more than a year to sell and that is what is meant by “an extended period of time.”

The majority of codes are sold within this initial period. This reflects the strong market demand for the game at launch and during promotional periods. However, this does not determine the life span of the game code. The life span of the game code is instead tied to whether the game remains valid and accessible in the market, regardless of the initial sales activity. As long as the game is available and can be used by consumers, the game codes maintain their indefinite life status.

8. Please address the following as it relates to your response to prior comments 10 and 11 and related disclosures:

•

You state on page 200 that indefinite-lived intangibles are evaluated for impairment at least annually and then additionally on an interim basis if a triggering event (i.e., the carrying value of the intangible asset is less than its fair value) occurs. You also state in response to comment 9 that you monitor factors such as new releases of new game version, changing customer preferences, and increased competition and if such factors are identified you assess whether impairment should be recognized. Tell us how often you prepare an analysis to determine whether a triggering event has occurred and how you determine whether impairment should be recognized.

Response: We perform periodic impairment analysis on annual basis and on an interim basis (at least every 6 months) to assess whether the carrying value of an individual indefinite-lived intangible asset exceeds its fair value, and if so, to impair such individual indefinite-lived intangible asset by the amount of the excess.

The Company determines whether impairment should be recognised by reviewing external factors such as:

•      Current market prices for game codes: This includes the prices at which the same or similar game codes are being sold in the market at the time, including price fluctuations due to seasonal promotions, platform discounts and the like.

•      Demand trends: The Company considers changes in consumer preferences, such as declining interest in certain games due to the release of newer versions or competing titles, which may negatively impact the resale value of the game codes. The Company had impaired the carrying value of the game codes for Naraka in fiscal 2024, due to a change in demand trends as a result of a rare and unforeseen event. The game developer changed the pricing model of Naraka from “paid to play” to “free to play” causing the demand for our game codes for this game to drop. The Company assessed this unprecedented event and made a full impairment provision on this game code during fiscal 2024.

•      Competition: The entry of new competitors or aggressive pricing strategies by other resellers can impact market prices, reducing the market value of the codes.

If the market value (or fair value) of the game codes falls below their carrying amount, an impairment loss is recognized to reduce the carrying amount to its market value.

The Company also takes into account the long-term viability of the game codes, considering factors such as, platform support and the lifespan of the gaming ecosystem in which they operate. This comprehensive review helps safeguard against overstatement of asset values and provides a clear financial picture of potential losses.

•

Clarify whether you perform your analysis on all game codes. To the extent your impairment analysis covers only a subset of game codes, explain how you determine which game codes to evaluate.

Response: The Company performs scheduled impairment analyses annually and on an interim basis (at least every 6 months) on all game codes without exceptions.

•

Explain further how aging of game codes factors into your annual impairment analysis as well as in determining whether a triggering event has occurred.

Response:  Aging of game codes is considered in both the Company’s annual and interim impairment analysis, and in determining whether a triggering event has occurred. However, aging is only one of a number of factors the Company considered in its impairment analysis.

As part of its impairment analysis, the Company considers factors such as changes in market demand, competitive pressures, and platform promotions and the impact on the market selling price. While the Company monitors the aging of game codes, aging of game codes by itself has never been a major factor in triggering impairment, as most codes have been sold within a year historically.

•

Tell us how often you have written-down games codes to their current market value.

Response:  Impairment assessments were carried out annually and at interim periods. For fiscal 2023, fiscal 2024 and to date during fiscal 2025, game codes were written down to current market value in fiscal 2024 through recording of an impairment charge of $0.5 million.

•

Tell us whether you have performed any impairment analysis to date in fiscal 2025, and if so, describe the results of such analysis.

Response:  The Company has performed an impairment analysis to date in fiscal 2025. During the first six months of fiscal 2025 ended September 30, 2024, the results of such analysis show that except for an immaterial amount, the current market value of the game codes were in excess of the carrying value, and taking into account the various trigger event factors as described, the Company has determined that there is no impairment charge required.

•	Provide us with a breakdown by game of the impairments recorded in fiscal 2024 and to date in 2025, if any. Include the specific date and amount of the impairment charge and the name of the game.

Response: The Company did not record any impairment charge to date for fiscal 2025. The Company recorded an impairment charge of $500,684 for the game Naraka as a result of an impairment analysis performed for fiscal 2024.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,
/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Sebastian Toke, Chief Executive Officer, GCL Global Holdings Ltd Tse Meng Ng, Chief Executive Officer, RF Acquisition Corp.